UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Amendment No.1


                                LOEHMANN'S, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    540417102
                                    ---------
                                 (CUSIP Number)









                                Page 1 of 4 pages

CUSIP No.   540407102                 13G               Page  2  of  4  Pages
           ------------                                      ---    ---


1   NAME OF REPORTING PERSON - S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Entrecanales Y Tavora, S.A.                                   N/A

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [   ]
                                N/A
                                                             (b) [   ]

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
             Spain


  NUMBER OF   5      SOLE VOTING POWER
   SHARES                  N/A
BENEFICIALLY  6      SHARED VOTING POWER
  OWNED BY                 N/A
    EACH      7      SOLE DISPOSITIVE POWER
  REPORTING                N/A
   PERSON     8      SHARED DISPOSITIVE POWER
    WITH                   N/A


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  N/A

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                  N/A

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                  N/A

12  TYPE OF REPORTING PERSON*

      The Schedule 13G Report is filed pursuant to Rule 13d-1(c)
                      CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.

     (a)  Name of Issuer

          Loehmann's, Inc.

     (B)  Address of Issuer's Principal Executive Offices

          2500 Halsey Street
          Bronx, NY  10461

Item 2.

     (a)  Name of Person Filing

          Entrecanales Y Tavora, S.A.

          The company filing this report owns a majority interest in Sefinco Limited, a Bermuda company, the direct owner of the common stock subject to this report. The company may therefore be deemed the beneficial owner of such stock.

     (b)  Address of Principal Business Office or, if none, Residence

          Cardenal Marcelo Spinola, 6
          Edificio E
          28016 Madrid
          Spain

     (c)  Citizenship

          Spain

     (d)  Title of Class of Securities

          Common Stock

     (e)  CUSIP Number

          540417102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

        Not applicable

Item 4.  Ownership

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          Not applicable

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



Item 5. Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

          The aggregate amount beneficially owned by the reporting person is 289,026 shares, representing 3.224% of the common stock (subject to this report) outstanding as of December 5, 1997.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          The company filing this report owns a majority of the voting stock of Sefinco Limited, a Bermuda company with its principal address at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda, which is the direct owner of the common stock subject to this report. The company may therefore be deemed the beneficial owner of such common stock.


Item 8. Identification and Classification of Members of the Group

          Not applicable

Item 9. Notice of Dissolution of Group

          Not applicable

Item 10. Certification

          Not applicable


                                    SIGNATURE

     After a reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Dated: January 23, 1998

                                            ENTRECANALES Y TAVORA, S.A.

                                           /s/Jose Manuel Entrecanales
                                           ---------------------------
                                              Jose Manuel Entrecanales
                                                   Vice President


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